Filed by Apollo Tactical Income Fund Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Apollo Tactical Income Fund Inc.

Commission File No. 811-22591

File No. of Related Registration Statement: 333-275640

Scan the code with your phone’s camera to hear an important message from Tanner Powell, PartnerApollo Tactical Income Fund Inc. Apollo Global Management, Inc.MERGER PROPOSAL – YOUR VOTE IS VERY IMPORTANT Potential Special Cash PaymentsiDear Stockholder: Income Our records Fund indicate Inc. (“AIF”), that we which have has not been yet received adjourned your and vote will for reconvene the Special on Meeting June 21, of 2024 Stockholders . We urge of you Apollo to Tactical vote as soon on the as proposed possible in merger order to of ensure AIF with that and the into Special MidCap Meeting Financial of Stockholders, Investment Corporation which will be (“MFIC”), held to can consider occur and without vote further additional delay solicitation . Voting today costs. will The help Board us reduce of Directors the risk of of an AIF additional unanimously meeting recommends adjournment that and you the vote incurrence FOR the of proposed merger. The substantial expected benefits of the proposed merger include: Cash payments to stockholders o an estimated $0.15 per share cash dividend from AIFii o a $0.25 per share special cash payment from an affiliate of Apollo o a $0.20 per share cash dividend from MFIC on exchanged shares of AIF common stock Accretive to return on equity and net investment income per share Increased scale Greater stock liquidity Gains benefit of research analyst coverage Improved access to capital Operational synergiesYour To vote vote your is extremely shares, please important, contact and your your broker, participation bank or Broadridge is needed, no Financial matter Solutions, how many our shares proxy you solicitor, own. at 1- 855-200-8397.Thank you in advance for your support of AIF. Barry Chairman Cohen of the Board of Directors of AIF FOUR WAYS TO VOTEONLINE PHONE QR CODE MAILPROXY QUESTIONS? WWW.PROXYVOTE.COM WITHOUT A PROXY CARD WITH A SMARTPHONE VOTE PROCESSING Call 1-855-200-8397 Please have your proxy card Call 1-855-200-8397 Vote by scanning the Mark, sign and date in hand when accessing the Monday to Friday, 9:00 a.m. to Quick Response Code or your ballot and return 10:00 p.m. ET to speak with a website. There are easy-to-follow “QR Code” on the Proxy it in the postage-paid proxy specialist. directions to help you complete WITH A PROXY CARD Card/VIF enclosed. envelope provided. the electronic voting instruction Call 1-800-690-6903 with a form. touch-tone phone to vote using an automated system.SH R88998 –LTR

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to: future operating results of MidCap Financial Investment Corporation, a Maryland corporation (“MFIC”), Apollo Senior Floating Rate Fund Inc., a Maryland corporation (“AFT”), and Apollo Tactical Income Fund Inc., a Maryland corporation (“AIF”), and distribution projections; business prospects of MFIC, AFT and AIF, and the prospects of their portfolio companies, if applicable; and the impact of the investments that MFIC, AFT and AIF expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate the mergers contemplated by the Agreement and Plan of Merger among MFIC, AFT and certain other parties thereto (such agreement, the “AFT Merger Agreement”, and such mergers, the “AFT Mergers”), (ii) the ability of the parties to consummate the mergers contemplated by the Agreement and Plan of Merger among MFIC, AIF and certain other parties thereto (such agreement, the “AIF Merger Agreement” and, together with the AFT Merger Agreement, the “Merger Agreements”, and such mergers, the “AIF Mergers” and, together with the AFT Mergers, the “Mergers”) on the expected timeline, or at all; (iii) the expected synergies and savings associated with the Mergers; (iv) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (v) the percentage of the stockholders of MFIC, AFT and AIF voting in favor of the applicable Proposals (as defined below); (vi) the possibility that competing offers or acquisition proposals will be made; (vii) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (viii) risks related to diverting management’s attention from ongoing business operations; (ix) the combined company’s plans, expectations, objectives and intentions as a result of the Mergers; (x) any potential termination of one or both Merger Agreements; (xi) the future operating results and net investment income projections of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xii) the ability of Apollo Investment Management, L.P., a Delaware limited partnership and the investment adviser to MFIC (“MFIC Adviser”), to implement MFIC Adviser’s future plans with respect to the combined company; (xiii) the ability of MFIC Adviser and its affiliates to attract and retain highly talented professionals; (xiv) the business prospects of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company and the prospects of their portfolio companies; (xv) the impact of the investments that MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company expect to make; (xvi) the ability of the portfolio companies of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company to achieve their objectives; (xvii) the expected financings and investments and additional leverage that MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company may seek to incur in the future; (xviii) the adequacy of the cash resources and working capital of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xix) the timing of cash flows, if any, from the operations of the portfolio companies of MFIC, AFT, AIF or, following the closing of one or both of the Mergers, the combined company; (xx) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); and (xxi) the risk that stockholder litigation in connection with one or both of the Mergers may result in significant costs of defense and liability. MFIC, AFT and AIF have based the forward-looking statements included in this communication on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although MFIC, AFT and AIF undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that MFIC, AFT and/or AIF in the future may file with the Securities and Exchange Commission (“SEC”), including the Joint Proxy Statement and the Registration Statement (in each case, as defined below), annual reports on Form 10-K, annual reports on Form N-CSR, quarterly reports on Form 10-Q, semi-annual reports on Form N-CSRS and current reports on Form 8-K.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement, and this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in MFIC, AFT, AIF or in any fund or other investment vehicle managed by Apollo Global Management, Inc. or any of its affiliates.

Additional Information and Where to Find It

This communication relates to the proposed Mergers and certain related matters contemplated by the Merger Agreements (the “Proposals”). In connection with the Proposals, MFIC, AFT and AIF filed with the SEC and mailed to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and MFIC filed with the SEC a registration statement (Registration No. 333-275640) that includes the Joint Proxy Statement and a prospectus of MFIC (the “Registration Statement”). The Joint Proxy Statement and the Registration Statement each contains important information about MFIC, AFT, AIF and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF MFIC, AFT AND AIF ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MFIC, AFT AND AIF AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by MFIC, from MFIC’s website at https://www.midcapfinancialic.com, and, for documents filed by AFT, from AFT’s website at https://www.apollofunds.com/apollo-senior-floating- rate-fund, and, for documents filed by AIF, from AIF’s website at https://www.apollofunds.com/apollo- tactical-income-fund.

Participants in the Solicitation

MFIC, its directors, certain of its executive officers and certain employees and officers of MFIC Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of MFIC is set forth in its proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2024. AFT, AIF, their directors, certain of their executive officers and certain employees and officers of Apollo Credit Management, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of AFT and AIF is set forth in the proxy statement for their 2024 Annual Meeting of Stockholders, which was filed with the SEC on May 8, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the MFIC, AFT and AIF stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

i

The cash payments described herein are subject to completion of the proposed merger and would be made only to stockholders of AIF as of certain record dates. Please refer to the Joint Proxy Statement and Registration Statement for more information regarding these cash payments, including the applicable record dates and the anticipated tax characteristics thereof.

ii

The estimated amount of this dividend is based on data available to AIF as of April 30, 2024. The exact amount of this dividend will be based on AIF’s previously undistributed net investment income and any net realized capital gain prior to the closing of the proposed merger. There can be no assurances with respect to the amount of this dividend.